SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cosi, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22122P200

(CUSIP Number)

Attiva Capital Partners Ltd.

445 Park Avenue, 9th Floor

New York, New York 10022

Telephone:1 (646) 8375734

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11th 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BLUESTONE FINANCIAL LTD .

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

	7	SOLE VOTING POWER

NUMBER OF		3,000 (equal to 0.0165% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		3,000 (equal to 0.0165% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000 shares out of the 918,319 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0165% of the aggregate 5.074% interest collectively held by the Reporting Persons

14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

	7	SOLE VOTING POWER

NUMBER OF		1,000 shares (equal to 0.0055% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0 SHARES
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		1,000 shares (equal to 0.0055% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 shares out of 918,319 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.0055% of the aggregate 5.074 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ANTONIO TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

	7	SOLE VOTING POWER

NUMBER OF		872,700 (equal to 4.822 % of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		872,700 shares (equal to 4.822 % of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

872,700 shares out of 918,319 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.822 % of the aggregate 5.074 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DAVID TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

	7	SOLE VOTING POWER

NUMBER OF		41,619 (equal to 0.2299 % of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		41,619 (equal to 0.2299% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,619 shares out of 918,319 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.2299% of the aggregate 5.074 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

United States
Securities and Exchange Commission

Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Common Stock issued by Cosi, Inc. (the “Company”), whose principal executive offices are located at 1751 Lake Cook Road Suite 600 Deerfield, IL 60015

Item 2.  Identity and Background

(a)	Bluestone Financial LTD (“Bluestone Reporting Person”)	Attiva Capital Partners LTD (hereinafter referred to as the “Attiva Reporting Person”)	Antonio Tomasello (“Antonio Tomasello Reporting Person”)	David Tomasello (“David Tomasello Reporting Person”) and together with the Attiva Reporting Person, The Bluestone Reporting Person, the Antonio Tomasello Reporting Person, the “Reporting Persons”
(b)
The purpose of the business of the Bluestone Reporting person is Financial Investing. The Bluestone Reporting Person is a Limited Company incorporated under the laws of Bristish virgin Islands. David Tomasello is the Managing Director of the Bluestone Reporting Person.

The purpose of business of Attiva Reporting Person is Financial Investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of the British Virgin Island.   David Tomasello is the Managing Partner of the Attiva Reporting Person
			Avenida Cristobal Colon Vista Azul, Cumana, Estado Sucre 6101 Venezuela	Avenida Cristobal Colon, Edificio Flavesa, Cumana — Estado Sucre, Venezuela
(c)	The address(es) of the Bluestone Reporting Person is: Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.	The address(es) of of the Attiva Reporting Person is: Vanterpool Plaza, 2nd Floor, Wickhams Cay I,Road Town, Tortola, British Virigin Islands.	President, Metalinvest, S.A., Avenida Cristobal Colon Edificio Vista Azul PH — D, Cumana, Estado Sucre 6101, Venezuela	Managing Director of the Bluestone Reporting Person and Managing Partner of the Attiva Reporting Person.
(d)	None	None	None	None
(e)	None	None	None	None
(f)	Organized in BVI	Organized in BVI	Citizen of Italy, father of David Tomasello	Citizen of Italy

Item 3.  Source and Amount of Funds or Other Consideration

The Attiva Reporting Person and the Bluestone Reporting Person used working capital to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used personal funds to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

Item 4.  Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate.

In its duty to look after the interest of all shareholders, COSI must increase its board to include directors that own a significant amount of its common stock and have more skin in the game, respectively. At the time of this filing, we are one of the largest shareholders in COSI owning over 5.074 % of the Company’s common stock.

The Principal Reporting Person (¨Attiva Capital¨)  believes the current COSI Board needs to remove any “poison pill” in place. Paraphrasing Pink in her famous song “Just Like a Pill”: Instead of making shareholders and the company better this “pill” is making us ill. In most cases shareholders include employees, clients, suppliers, and franchisee owners, among others.

The reporting person also advises COSI Board to consider selling company-owned store to franchisees and issue stock options to them at above market prices to incentivize them to improve the service and focus on contribution margin. This action will help improve results at the corporate level and liquidity once these options are exercised.

Item 5.  Interest in Securities of the Issuer

(a)	As indicated in the Form 10K , filed by the Company with the Securities and Exchange Commission, the number of shares of Common Stock outstanding as of November 7, 2013: 18,096,107

As of the date of this Schedule 13D: the Attiva Reporting person owns 1,000 Common Stock, the Bluestone Reporting Person owns 3,000  shares of  Common Stock, the Antonio Tomasello Reporting Person owns 872,700  shares of Common Stock and the David Tomasello Reporting Person owns 41,619  shares of Common Stock. In the aggregate, this represents 918,319  shares of the Company’s  Common Stock, which is approximately 5.074 % of the total shares of the Company’s  Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), the Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  1,000 shares of the Company’s Common Stock.  The Bluestone Reporting Person has granted David Tomasello, Managing Director of Bluestone , the sole power to vote or direct the vote of 3,000 shares of the Company’s Common Stock.  The Antonio Tomasello Reporting Person has granted David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 872,700 shares of the Company’s Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.  Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

/s/ David Tomasello
David Tomasello, as Managing Director of Bluestone Financial LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

/s/ Antonio Tomasello
Antonio Tomasello

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

/s/ David Tomasello
David Tomasello